July 26, 2021

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Miller Investment Trust, File Nos. 333-146552 and 811-22131

Dear Sir/Madam:

On behalf of Miller Investment Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 32 to the Trust’s Registration Statement under the Securities Act of 1933. The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The purpose of this filing is to register shares of Miller Market Neutral Income Fund, a proposed new series of the Trust.

If you have any questions concerning this filing, please contact the undersigned at (202) 973-2727.

Very truly yours,

/s/ Bibb L. Strench

Bibb L. Strench

Bibb.Strench@ThompsonHine.com